UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 3rd, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Malaysia: TotalEnergies Divests its Minority Non-Operated Interest in Marjoram Gas Field (July 2, 2026).

Exhibit 99.2	Disclosure of Transactions in Own Shares (July 7, 2026).

Exhibit 99.3	Mexico: TotalEnergies Ships to Asia the Very First Cargo Produced by the ECA LNG Plant (July 9, 2026).

Exhibit 99.4	Renewables: TotalEnergies Divests its Distributed Solar Generation Activities in Europe (July 9, 2026).

Exhibit 99.5	Disclosure of Transactions in Own Shares (July 14, 2026).

Exhibit 99.6	Disclosure of Transactions in Own Shares (July 21, 2026).

Exhibit 99.7	Second quarter and first half 2026 results (July 23, 2026).

Exhibit 99.8	TotalEnergies decides the distribution of a second interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to 2025 (July 23, 2026).

Exhibit 99.9	Indicative dates for 2027 dividends (July 23, 2026).

Exhibit 99.10	TotalEnergies SE appeals the 25 June 2026 judgment in the duty of vigilance climate case (July 27, 2026).

Exhibit 99.11	Disclosure of Transactions in Own Shares (July 28, 2026).

Exhibit 99.12	Cyprus: TotalEnergies Approves the Development of the Cronos Gas Field to Supply Europe with LNG (July 28, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: August 3rd, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer